Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 333-262094

News Announcement	For Immediate Release

Archimedes Tech SPAC Partners Co. Announces Effectiveness of Registration Statement and Date for Special Meeting to Approve Proposed Business Combination with SoundHound

Special Meeting Scheduled for April 26, 2022

Stockholders of Record as of March 16, 2022 are Eligible to Vote at Annual Meeting

NEW YORK, April 8, 2022 (GLOBE NEWSWIRE) -- Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPU) (“Archimedes”), a publicly traded special purpose acquisition company, today announced that its registration statement on Form S-4 (the “Registration Statement”) in connection with its previously announced proposed business combination (the “Business Combination”) with SoundHound, Inc. (“SoundHound”), a leading innovator of conversational intelligence, has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about Archimedes, SoundHound and the Business Combination.

Archimedes also announced today that its Special Meeting of Stockholders (the “Meeting”) to consider and vote upon the Business Combination and related matters has been set for April 26, 2022 at 10:00 a.m. ET Stockholders of record as of March 16, 2022 (the “Record Date”) are eligible to attend and vote at the Meeting which will be accessible by visiting https://www.cstproxy.com/archimedesspac/2022.

The closing of the Business Combination is subject to approval by Archimedes’ stockholders, and the satisfaction of other customary closing conditions.

To register and receive access to the Meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement included in the Registration Statement.

About Archimedes Tech SPAC Partners Co.

Archimedes Tech SPAC Partners Co. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in the artificial intelligence, cloud services, and automotive technology sectors.

Archimedes’ units, subunits and warrants are currently trading on the Nasdaq Capital Market under the symbols “ATSPU,” “ATSPT,” and “ATSPW,” respectively. Each “ATSPU” unit contains one subunit and ¼ warrant. Each “ATSPT” subunit contains one share of Archimedes’ common stock and ¼ warrant. A holder of the subunit will only be able to retain the ¼ warrant underlying the subunit if the holder elects not to redeem the subunit in connection with the Business Combination. The subunits will not separate into shares of common stock and warrants until the consummation of the Business Combination.

About SoundHound Inc.

SoundHound Inc., a leading innovator of conversational intelligence, offers an independent voice AI platform that enables businesses across industries to deliver best-in-class conversational experiences to their customers. Built on proprietary Speech-to-Meaning® and Deep Meaning Understanding® technologies, SoundHound’s advanced voice AI platform provides exceptional speed and accuracy and enables humans to interact with products and services like they interact with each other—by speaking naturally. SoundHound is trusted by companies around the globe, including Hyundai, Mercedes-Benz, Pandora, Deutsche Telekom, Snap, VIZIO, KIA, and Stellantis. www.soundhound.com

In November 2021, SoundHound entered into a definitive merger agreement with Archimedes. If the transaction is consummated, the company expects to be publicly listed on Nasdaq under the symbol “SOUN” following the closing of the Business Combination.

Important Information and Where to Find It

This press release refers to a proposed transaction between Archimedes and SoundHound. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The definitive proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes’ stockholders in connection with the proposed transaction. Information about Archimedes’ directors and executive officers and their ownership of Archimedes’ securities is set forth in Archimedes’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Archimedes and SoundHound do not undertake any obligation to update any forward-looking statements, except as required by law.

Contacts:

Archimedes Tech SPAC Partners Co.

Peter Wright

(617) 454-1088

ArchimedesSPAC@intro-act.com

SoundHound, Inc.

Lisa Flattery

408-441-3294

pr@soundhound.com

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